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                                                            BLAKE DAWSON WALDRON
                                                                   LAWYERS

                                    DEED POLL

                               LIHIR GOLD LIMITED
                                ARBN 069 803 998

      THE HOLDERS OF FULLY PAID ORDINARY SHARES IN BALLARAT GOLDFIELDS N.L.
                                 ACN 006 245 441

                             Level 36
                      Grosvenor Place
                    225 George Street
                      Sydney NSW 2000
          Telephone: + 61 2 9258 6000
                Fax: + 61 2 9258 6999   REF: PHM 02-1404-7936

                         (C) BLAKE DAWSON WALDRON 2006

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                                    DEED POLL

DATE: 12 DECEMBER 2006

PARTIES

     LIHIR GOLD LIMITED ARBN 069 803 998 of Level 7, Pacific Place, Cnr Champion Parade and Musgrave Street, port Moresby, National Capital District, Papua New Guinea (LIHIR)

     Each person registered as a holder of fully paid ordinary shares in BALLARAT GOLDFIELDS N.L. ACN 006 245 441 of 10 Woolshed Gully Drive, Mt Clear, Victoria 3350, Australia (BALLARAT GOLDFIELDS) as at the Record Date (SCHEME PARTICIPANTS)

OPERATIVE PROVISIONS

1.   INTERPRETATION

1.1  DEFINITIONS

     The following definitions apply in this document.

     SCHEME means the scheme of arrangement under Part 5.1 of the Corporations Act between Ballarat Goldfields and the Scheme Participants which, if implemented, will give effect to the merger of Lihir Australia and Ballarat Goldfields.

     Other capitalised words and phrases have the same meaning as given to them in the Scheme.

1.2  INTERPRETATION

     In this deed poll, headings and bolding are for convenience only and do not affect its interpretation and, unless the context requires otherwise:

     (a)  words importing the singular include the plural and vice versa;

     (b) a reference to any document (including the Scheme) is to that document as varied, novated, ratified or replaced;

     (c) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed poll and a reference to this deed poll includes any annexure and schedule;

     (d) a reference to a party to a document includes that party's successors and permitted assigns;

     (e) no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed poll or that provision;

     (f) a reference to an agreement other than this deed poll includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

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     (g)  the word "includes" in any form is not a word of limitation;

     (h)  a reference to "$" or "dollar" is to Australian currency; and

     (i)  a reference to time is a reference to Australian Eastern Summer Time.

1.3  NATURE OF THIS DEED POLL

     Lihir acknowledges that this deed poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participants are not party to it.

2.   CONDITIONS

2.1  CONDITIONS

     The obligations of Lihir under clause 3 are subject to the Scheme becoming Effective in accordance with section 411 of the Corporations Act.

2.2  TERMINATION

     If the Merger Implementation Agreement is terminated or the Scheme has not become Effective on or before the End Date, the obligations of Lihir under this deed poll will automatically terminate, unless Lihir otherwise agrees.

2.3  CONSEQUENCES OF TERMINATION

     If this deed poll is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

     (a) Lihir is released from its obligations to further perform this deed poll; and

     (b) Scheme Participants retain the rights they have against Lihir in respect of any breach of this deed poll which occurs before it is terminated.

3.   CONSIDERATION

3.1  PERFORMANCE OF OBLIGATIONS GENERALLY

     Lihir will comply with its obligations under the Scheme and will do all things necessary or expedient on its part to implement the Scheme.

3.2  SCHEME CONSIDERATION

     Subject to clause 2, in consideration for the transfer to Lihir Australia of each Ballarat Goldfields Share held by a Scheme Participant under the terms of the Scheme, Lihir will, on the Implementation Date:

     (a) provide or procure the provision of the Scheme Consideration to each Scheme Participant in accordance with the Scheme;

     (b) enter the name of each Scheme Participant on the register of members of Lihir in respect of the aggregate number of New Lihir Shares to be provided to each


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          Scheme Participant as consideration for all of his or her Ballarat
          Goldfields Shares in accordance with the Scheme;

     (c) send or procure the despatch to each Scheme Participant by pre-paid post to his or her address recorded in the Register at the Record Date, a holding statement in the name of that Scheme Participant representing the total number of New Lihir Shares to be issued to that Scheme Participant in accordance with the Scheme.

4.   LIHIR WARRANTIES

     Lihir warrants that:

     (a) it is validly existing corporation registered under the laws of its place of incorporation;

     (b) it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transaction contemplated by this deed poll;

     (c) it has taken all the necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

     (d)  this deed poll is valid and binding on it.

5.   CONTINUING OBLIGATIONS

     This deed poll is irrevocable and subject to clause 2 in full force and effect until:

     (a)  Lihir has fully performed its obligations under this deed poll; or

     (b)  the earlier termination of this deed poll under clause 2.2.

6.   NOTICES

6.1  FORM

     Any communications in connection with this deed poll must be:

     (a)  in writing;

     (b) addressed to Lihir at the address shown below and marked for the attention of the Investor Relations Manager:

          LIHIR

          Address:   Level 7, Pacific Place
                     Cnr Champion Parade and Musgrave Street
                     Port Moresby, National Capital District, Papua New Guinea

          Fax No:    (+675) 321 4705


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     (c)  signed by the person making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that person.

6.2  DELIVERY

     They must be:

     (a) left at the address set out for referred to in clause 6.l(b) of this deed poll;

     (b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in clause 6.1(b) of this deed poll;

     (c) sent by fax to the fax number set out or referred to in clause 6.1(b) of this deed poll; or

     (d)  given in any other way permitted by law.

     However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

6.3  WHEN EFFECTIVE

     They take effect from the time they are received unless a later time is specified.

6.4  RECEIPT POSTAL

     If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

6.5  RECEIPT - FAX

     If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

6.6  RECEIPT - GENERAL

     Despite clauses 6.4 and 6.5, if they are received after 5.00 pm in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00 am on the next Business Day.

7.   STAMP DUTY

7.1  STAMP DUTY

     Lihir will:

     (a) pay all stamp duties and any related fines and penalties in respect of this deed poll, the performance of this deed poll and each transaction effected by or made under this deed poll; and

     (b) indemnify each Scheme Participant against any liability arising from failure to comply with paragraph (a).


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8.   GENERAL

8.1  EXERCISE OF RIGHTS

     If a Scheme Participant does not exercise a right of remedy fully or at a given time, it may still exercise it later.

8.2  CUMULATIVE RIGHTS

     The rights, powers and remedies of Lihir and each Scheme Participant under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

8.3  ASSIGNMENT

     The rights and obligations of Lihir and each Scheme Participant under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

8.4  VARIATION

     Lihir must not vary a provision of this deed poll, or right created under it.

8.5  WAIVER

     Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other rights, power or remedy provided by law or under this agreement.

8.6  SEVERABILITY

     If the whole or any part of a provision of this deed poll is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this deed poll has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause 8.6 has no effect if the severance alters the basic nature of this deed poll or is contrary to public policy.

8.7  FURTHER ACTION

     Lihir will promptly do all things and execute and deliver all further documents required by law or reasonably requested by any other party to give effect to this deed poll.

8.8  GOVERNING LAW AND JURISDICTION

     This deed poll is governed by the law in force in the State of Victoria. Lihir irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the State of Victoria and courts of appeal from them.


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EXECUTED as a deed poll.

EXECUTED by LIHIR GOLD LIMITED
ARBN 069 803 998:


/s/ A Hood                              /s/ Bruce R Brook
-------------------------------------   ----------------------------------------
Signature of director                   Signature of director/secretary

A Hood                                  Bruce R Brook
Name                                    Name


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